UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Focus Financial Partners Inc.

(Name of Issuer)

Class A common stock, par value $0.01 per share

(Title of Class of Securities)

34417P 100

(CUSIP Number)

Jacqueline Giammarco

Stone Point Capital LLC

20 Horseneck Lane

Greenwich, CT 06830

(203) 862-2900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“ Act ”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident FFP LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident VI DE Parallel Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident FFP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Trident Capital VI, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 34417P 100	Schedule 13D

1	NAMES OF REPORTING PERSONS Stone Point Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Explanatory Note

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the Schedule 13D filed by the undersigned with the Securities and Exchange Commission on August 1, 2018, as amended by Amendment No. 1 filed by the undersigned with the Securities and Exchange Commission on March 3, 2021, as amended by Amendment No. 2 filed by the undersigned with the Securities and Exchange Commission on March 18, 2021, as amended by Amendment No. 3 filed by the undersigned with the Securities and Exchange Commission on February 2, 2023, and as amended by Amendment No. 4 (“Amendment No. 4”) filed by the undersigned with the Securities and Exchange Commission on February 28, 2023 (as amended, the “Schedule 13D”) relating to shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Focus Financial Partners Inc., a Delaware corporation (the “Issuer”). Each item below amends and supplements the information disclosed under the corresponding Item of the Schedule 13D.

Except as specifically provided herein, this Amendment No. 5 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 5 shall have the same meaning herein as are ascribed to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following as the final paragraph of Item 3:

The total consideration paid by Parent in connection with the Merger and other transactions described in Item 4 in respect of the Class A Common Stock was approximately $4.3 billion, which was funded through a combination of equity (including rollover equity) and debt financing. In connection with the financing of the Merger, investment funds and investment vehicles affiliated with or managed by Stone Point contributed approximately $1.075 billion in cash in exchange for equity interests in the indirect sole owner of Parent, which amounts were funded by capital contributions of their investors.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On August 31, 2023 (the “Closing Date”), Ferdinand FFP Acquisition, LLC, a Delaware limited liability company (“Parent”), that is affiliated with Clayton, Dubilier & Rice, LLC (“CD&R”) and Stone Point Capital LLC (“Stone Point”), acquired the Issuer pursuant to an Agreement and Plan of Merger dated as of February 27, 2023 (the “Merger Agreement”), by and among the Issuer, Parent, Ferdinand FFP Merger Sub 1, Inc. (“Company Merger Sub”), Ferdinand FFP Merger Sub 2, LLC, (“LLC Merger Sub”) and Focus Financial Partners, LLC (“Focus LLC”). On the Closing Date, among other things, LLC Merger Sub merged with and into Focus LLC (the “LLC Merger”), with Focus LLC surviving the LLC Merger and immediately following the LLC Merger, Company Merger Sub merged with and into the Issuer (the “Company Merger”, and collectively with the LLC Merger, the “Mergers”), with the Issuer continuing as the surviving company (the “Surviving Corporation”) and as a subsidiary of Parent.

On the Closing Date, (a) certain Units of Focus LLC outstanding immediately prior to the LLC Merger were exchanged for shares of Class A Common Stock of the Issuer on a one for one basis and a corresponding number of shares of Class B Common Stock of the Issuer issued and outstanding immediately prior to the LLC Merger were surrendered to the Issuer for cancellation, (b) each share of Class A Common Stock issued and outstanding immediately prior to the Company Merger, other than certain excluded shares, was converted into the right to receive $53 per share of Class A Common Stock in cash, without interest (the “Merger Consideration”) and (c) each share of Class B Common Stock of the Issuer issued and outstanding immediately prior to the Company Merger was automatically cancelled and ceased to exist.

As previously disclosed in Amendment No. 4, pursuant to the Support Agreement, the Reporting Persons had previously agreed to contribute an aggregate of 3,889,405 shares of Class A Common Stock and 4,125,083 Focus LLC Units (and corresponding paired shares of Class B Common Stock), subject to reduction in certain circumstances as described in the Support Agreement, to an indirect sole owner of Parent in exchange for certain equity interests of such owner of Parent and thereafter, such Class A Common Stock and Focus LLC Units were to be contributed to Parent (the “Rollover”). Pursuant to the terms of the Support Agreement, such number of securities to be contributed to Parent has been reduced to zero. Therefore, in connection with the Mergers, Trident FFP LP exchanged 8,250,165 Units of Focus LLC into an equal number of shares of Class A Common Stock and surrendered a corresponding number of shares of Class B Common Stock for cancellation, and thereafter, each of the following Reporting Persons disposed of their shares of Class A Common Stock in the Mergers for the Merger Consideration: Trident FFP LP (8,250,165 shares), Trident VI, L.P. (955,755 shares), Trident VI Parallel Fund, L.P. (6,701,039 shares) and Trident VI DE Parallel Fund, L.P. (142,016 shares).

In anticipation of the consummation of the Mergers, on or about August 31, 2023, certain members of management of the Issuer agreed with Parent to exchange their equity in Focus LLC for equity in an indirect sole owner of Parent immediately prior to the consummation of the Mergers.

The shares of Class A Common Stock were suspended from trading on the Nasdaq Global Select Market (the “Nasdaq”) effective as of the opening of trading on August 31, 2023. Nasdaq has filed a Notification of Removal from Listing and/or Registration on Form 25 to delist the shares of Common Stock and terminate the registration of such shares under Section 12(b) of the Securities Exchange Act of 1934, as amended.

This description of the consummation of the transactions contemplated by the Merger Agreement is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which was filed as Exhibit I to Amendment No. 4 and is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer

Items 5 (a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

(a) and (b) On the Closing Date following the Mergers and as of the date hereof, each of the Reporting Persons and the persons named on Schedule I did not beneficially own any shares of Class A Common Stock outstanding prior to the Mergers.

(c) Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transaction in Class A Common Stock during the past 60 days.

(e) On the Closing Date, following the Mergers, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock outstanding prior to the Mergers. Parent, and following consummation of the Merger, the Surviving Corporation, are affiliates of funds managed by affiliates of Stone Point.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

The information set forth in Item 4 of the Schedule 13D is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2023

Trident FFP LP

By:	Trident FFP GP LLC, its general partner
By:	DW Trident VI, LLC, its member

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Trident VI, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director

Trident VI Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director

Trident VI DE Parallel Fund, L.P.

By:	Stone Point Capital LLC, its manager

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director

Trident FFP GP LLC

By:	DW Trident VI, LLC, its member

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Trident Capital VI, L.P.
By:	DW Trident VI, LLC, a general partner

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Vice President

Stone Point Capital LLC

By:	/s/ Jacqueline Giammarco
Name: Jacqueline Giammarco
Title: Managing Director